                                   EXHIBIT 11

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


- -----------------------------------------
WILLIAM STEINER,                         )
                                         )
                        Plaintiff,       )
                                         )
                   - against -           )
                                         )             Civil Action No. 15165-NC
RICHARD A. AUHLL, R. BRUCE               )
THOMPSON, HAROLD R. FRANK,               )
RUDOLF R. SCHULTE, PAUL W.               )
HARTLOFF, JR., JOHN BLOKKER AND          )
CIRCON CORPORATION,                      )
                                         )
                                         )
                             Defendants. )
                                         )
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                                    COMPLAINT

     Plaintiff, by and through his attorneys, alleges as follows:

     1. Plaintiff brings this action as a class action on behalf of himself and all other shareholders of Circon Corporation ("Circon" or the "Company") who are similarly situated, to enjoin defendants' efforts (a) to entrench themselves in their offices as Circon directors, (b) solidify their control of Circon, and (c) thwart any takeover of the Company by, among other things, implementing and maintaining anti-takeover devices, in particular, the poison pill or shareholder rights plan, described below, despite a favorable offer to purchase the Company.

     2. On August 2, 1996, USS Acquisition Corp., a wholly owned subsidiary of United States Surgical Corporation (collectively, "USS"), announced the commencement of a $235 million cash tender offer for all the outstanding shares of Circon at an offering price of $18 per share -- a premium of approximately 83% over the average closing price of Circon's common stock for the 10 days preceding the USS proposal. Defendants' reaction was to summarily reject this proposal that, on its face, appears very valuable to Circon's public shareholders, and to adopt a shareholders rights plan. No effort was made to negotiate with USS or even explore with it the extent to which it would increase this relatively high offer even more, or to implement another transaction of equivalent or greater value.

     3. Defendants' actions are designed to entrench themselves in office and to continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

                                     PARTIES

     4. Plaintiff is the owner of Circon common stock, and has owned such stock at all times relevant herein.

     5. Circon designs, manufactures and markets medical endoscope and electrosurgery systems for diagnosis and minimally invasive surgery. On August 28, 1995, the Company completed a merger with Cabot Medical Corporation ("Cabot"), a designer, manufacturer and marketer of medical and other devices, creating the largest publicly-traded minimally invasive surgery company in the fields of urology and gynecology. Circon also designs, assembles and markets miniature color video systems used with endoscope systems.

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

     6. (a) Defendant Richard A. Auhll ("Auhll") is the chairman of Circon's Board of Directors, President, and Chief Executive Officer. For the year ended December 31, 1995, Auhll earned a salary of $298,000 and approximately $20,000 in other compensation, including 401K contributions and insurance premiums paid by the Company on Auhll's behalf. In addition, Auhll also received compensation in the form of stock options pursuant to the Company's Directors Stock Option Plan, as well as warrants to purchase the Company's common stock.

          (b) Defendant R. Bruce Thompson ("Thompson") is an Executive Vice President and Chief Financial Officer of Circon. Prior to 1977, Thompson held positions with Heyer-Schulte Corporation, a company founded by defendant Rudolf R. Schulte. For the year ended December 31, 1995, Thompson earned a salary of $166,000 and approximately $8,000 in other compensation, including 401K contributions and insurance premiums paid by the Company on Auhll's [sic] behalf. In addition, Thompson also received compensation in the form of stock options pursuant to the Company's Directors Stock Option Plan [sic]

          (c) Defendant Harold R. Frank is a member of the Circon Board of Directors and has been since 1984.

          (d) Defendant Rudolf R. Schulte ("Schulte") is a member of the Circon Board of Directors and has been since 1977. Schulte has a long personal and professional relationship with Thompson who, prior to his joining Circon's board, held various positions at Heyer-Schulte Corporation, a company founded by Schulte. Schulte received compensation in 1995 in the form of stock options pursuant to the Company's Directors Stock Option Plan.

          (e) Defendant Paul W. Hartloff, Jr. ("Hartloff") is a member of the Circon Board of Directors and has been since 1991. Hartloff also served as the Company's Secretary from 1977 to 1988. Hartloff received compensation in 1995 in the form of stock options pursuant to the Company's Directors Stock Option Plan.

          (f) Defendant John P. Blokker ("Blokker") is a member of the Circon Board of Directors and has been since 1991. Blokker received compensation in 1995 in the form of stock options pursuant to the Company's Directors Stock Option Plan.

     7. The Individual Defendants named in paragraph 6 above are officers and/or directors of Circon and, as such, are in a fiduciary relationship with plaintiff and the other public stockholders of Circon and owe to plaintiff and other members of the class the highest obligations of good faith, fair dealing and full disclosure.

                            CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action for injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery and on behalf of all common stockholders of Circon (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being deprived of the opportunity to maximize the value of their Circon shares by the wrongful acts of the individual defendants described herein ("Class").

     9. This action is properly maintainable as a class action for the following reasons:

          (a) The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are more than
12.5 million common shares of Circon

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outstanding, owned by over 1,200 of [sic] stockholders of record.  Members of the class are disbursed throughout the United States.

          (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of their efforts to entrench themselves in office and prevent Circon public stockholders from maximizing the value of their holdings.

          (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation in this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

          (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or other equitable relief with respect to the Class as a whole.

                               FACTUAL BACKGROUND

     10. Circon is a company which specializes in providing products used in minimally invasive surgeries, or surgeries accomplished without a major incision or other traumatization to the

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patient.  Among other things, Circon designs, manufactures and markets medical endoscope systems. Endoscopy is one of the most important minimally invasive surgical techniques. In some cases, endoscopic surgeries are performed without the use of general anesthesia, and can often cost saving [sic] and substantially reduce or eliminate postoperative hospitalization.

     11. Specialized endoscopes for various diagnostic and surgical procedures include, among other things, laparoscopes, which are used for abdominal cavity surgeries below the diaphragm and which are designed and manufactured by Circon.

     12. USS is a leading manufacturer and marketer of specialized wound management products designed for use in the field of minimally invasive surgeries. Among other things, USS also designs and markets laparoscopes, and has an extensive sales force employed for that purpose. USS had sales of $1.02 billion in 1995, as compared with Circon's $160 million in sales, and is a worldwide company with approximately 50% of its sales outside the United States. USS also beneficially owns 1,000,100 shares of Circon common stock, or approximately 8% of the Company's 12,586,677 shares outstanding (as of May 13, 1996), not including an additional 1,669,649 shares (as of December 31,
1995) outstanding under the Company's stock option plans and warrants (as of December 31, 1995) to purchase 228,767 shares.

     13.  On August 1, 1992, USS approached Circon to explore a potential merger
of the two companies.   The next day, on August 2, 1996 USS announced the
commencement of a cash tender offer for all the outstanding shares of Circon at $18 per share -- a transaction which has an estimated worth of approximately $235 million.

     14. Although the Company has taken steps to improve the Company's value, such as entering into the merger with Cabot, the Company still little international presence, as its international sales account for less than 20% of its total sales. Also, the Cabot merger has not significantly improved the trading price of Circon' [sic] stock, which closed on August 1, 1996 at $12 1/8 per share, and had hit a 52-week low of $8.50 per share just one week prior, on July 24, 1996. Thus, USS's offer would represent a premium in excess of 110% over its unaffected market price.

     15. In its August 2, 1996 Tender Offer Statement, USS indicated that it would be willing to negotiate with Circon with respect to the acquisition of the Company.

     16. In immediate response to the USS proposal, Circon said it would review USS's proposal and encouraged stockholders to wait for the Company's decision before tendering their shares.

     17. However, in a 14D-9 statement filed with the Securities Exchange Commission [sic] and dated August 14, 1996 (the "14D-9"), Circon announced that the Board of Directors unanimously recommended that Circon shareholders reject the USS offer and not tender their shares.

     18. Further, the 14D-9 disclosed that in immediate response to USS's proposal, the Individual Defendants had promptly moved to strengthen and secure their positions of control over Circon by adopting a Stockholders Rights Plan. The 14D-9 states that in meetings held on August 5, 8 and 13, 1996, the Board met to analyze USS's proposal and to consider implementation of a Stockholders Rights Plan (more commonly known as a "poison pill"), and that at its August 13, 1996 Board Meeting, it had determined that implementation of a Stockholders Rights Plan would be in the best interests of the Company.

     19. Pursuant to the terms of Circon's poison pill, the rights will be triggered when it is announced that a person or group has acquired 15% or more of Circon common stock, or commences a tender offer that would result in such person or group owning 15% or more of the Company's outstanding stock.

     20. In summarizing Circon's poison pill, the Company claims in its 14D-9 statement that its Board-approved Stockholders Rights Plan is designed to "protect and maximize the value of the outstanding equity interests of the Company and the long-term strategic plan of the Company," and that "[t]akeover attempts pose a threat to the Company's long-term strategic plan." However, the plan adopted by the Company has a low "trigger" threshold (i.e., 15%) which would make a takeover of Circon prohibitively expensive without the Individual Defendants' approval. Thus, defendants have absolute discretion to determine whether an acquisition proposal, even one favorable to class members, can be effectuated.

     21. Defendants' reflexive rejection of the USS proposal and their adoption of the poison pill at a low trigger percentage, without either further exploration of the parameters of the proposal or adoption of an alternative transaction designed to provide class members with equivalent or greater value, was not a reasonable response to the highly-priced USS proposal, which USS stated was negotiable, and constitutes a breach of defendants' fiduciary duties owed to plaintiff and other members of the Class.

     22. At all times herein, defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders and to make corporate decisions in good faith. The actions of the Individual Defendants in just rejecting the offer and implementing the poison pill were fundamentally motivated to further their own self-interests and objectives, and correspondingly preserve and protect their emoluments and positions in the Company, all in violation of their fiduciary duties and to the detriment of the shareholders of the Company.

     23. The Individual Defendants' entrenchment motives are evidenced by, INTER ALIA, the following:

          (a) Through the adoption of the poison pill, defendants have erected a virtually insurmountable barrier to persons who may wish to acquire Circon, obtain control or take steps to maximize shareholder value, and are thereby attempting to entrench themselves in their positions of control and improperly advance their own personal agenda at the expense of Circon's public stockholders;

          (b) In announcing the poison pill defendants stated that the poison pill is designed to protect Circon stockholders from ". . . [t]akeover attempts . . . that do not adequately reflect the inherent value of the Company or coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the
Company . . . ." Defendants have wrongfully misled Circon's stockholders and the investing community as to the true purpose and effect of these provisions. Defendants' statements are belied by the fact that the Company took no steps to use the poison pill either as a bargaining chip to increase an offer that on its face would already provide class members with a very significant premium or as a shield to provide the Company with time within which to structure another valuable transaction. Instead, defendants simply rejected the offer, making vague reference to the inherent value of the Company without providing any reason to believe that the Company's stock will achieve that unstated value any time within the near or even distant future. Defendants' characterizations were, in fact, a smoke-screen to obfuscate their true motives and objectives and thereby deter shareholder opposition to the poison pill, and

          (c) The poison pill was formulated and implemented almost immediately after and in direct response to the USS proposal. The Individual Defendants' implementation of the poison pill was not an ordinary business decision made during a regular meeting of the Circon Board of Directors. Instead, the Individual Defendants hastily reacted in "knee-jerk" fashion to USS's proposal by enacting the poison pill and thus, strengthening and securing their positions of control over Circon.

     24. In adopting the poison pill, the Individual Defendants have acted to manipulate the corporate machinery of Circon, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's common stockholders. By adopting the poison pill, the Individual Defendants have restrained and impaired the ability of Circon stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The poison pill, INTER ALIA, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions. By effectively preventing any single party from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which threatens to eliminate or diminish their control over Circon. The poison pill thereby thwarts shareholder opposition and serves to perpetuate senior management's control over the business and operations of the Company.

     25.  Defendants' fiduciary obligations require them to:

          (a) undertake an appropriate evaluation of ANY bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets or consider strategic alternatives;

          (b) act independently, including appointing a disinterested committee so that the interests of Circon's public stockholders would be protected; and

          (c) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of Circon.

     26. The USS proposal represents an opportunity to effect a change of control of Circon, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in Circon, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, it is unlikely that defendants will be able to represent the interests of Circon's public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will be resolved in the best interests of Circon's public stockholders.

     27. By virtue of the acts and conduct alleged herein, the Individual Defendants, who direct the actions of the Company, are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of Circon. Defendants' conduct wrongfully infringes on the Company's stockholders' ability to influence corporate policy through the proxy mechanism.

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     28.  As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to Circon's public stockholders.

     29. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class and entrench themselves in their corporate offices, all to the irreparable harm of the Class.

     30. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (a)  declaring this to be a proper class action;

          (b) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

             (i) undertake an appropriate evaluation of alternatives designed to maximize value for Circon's public stockholders; and

            (ii) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligations to public stockholders or, if such conflicts exist, ensure that all the conflicts would be resolved in the best interests of Circon's public stockholders;

          (c) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (d) ordering defendants to deploy the poison pill only for the benefit of Circon's shareholders in a manner which will maximize shareholder value;

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          (e)  awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

          (f) granting such other and further relief as this Court may deem to be just and proper.

                                   ROSENTHAL, MONHAIT, GROSS
                                     & GODDESS, P.A.


                                   By:  /s/
                                        _________________________________
                                        Suite 1401, Mellon Bank Center
                                        Wilmington, Delaware  19899
                                        (302) 656-4433
                                        Attorneys for Plaintiff


OF COUNSEL:

GOODKIND LABATON RUDOFF & SUACHAROW LLP
100 Park Avenue
New York, NY  10017-5563
(212) 907-0700


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